Mail Stop 7010

      November 10, 2005

Neil Koehler
Chief Executive Officer
Pacific Ethanol, Inc.
5711 N. West Avenue
Fresno, California 93711

Re:	Pacific Ethanol, Inc.
	Amendment No. 1 to Registration Statement on Form S-1
	Filed on November 1, 2005
	File No. 333-127714

Dear Mr. Koehler:

      We have limited our review of your filing to those issues we have addressed on our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please note that the financial statements must be updated if the registration statement is not declared effective by November 14, 2005.

Use of Proceeds, page 22

2. Please disclose the amount of proceeds you will receive upon exercise of all of the warrants and your intended use of these proceeds.

Selling Security Holders, page 66

3. We note your response to prior comment 24. Please clarify whether there are any material relationships between you or your affiliates and any of the placement agents.

Plan of Distribution, page 75

4. We note your response to prior comment 28. If a selling stockholder is an affiliate of a broker-dealer, provide the following representations in the prospectus: (1) the seller purchased in the ordinary course of business, and (2) at the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities. We note that this language was included in your first filing.

Financial Statements

5. We note your response to prior comment 33. Please provide a revenue recognition accounting policy disclosure in the footnotes to the 6/30/05 financial statements. Specifically address the Registrant`s various, material revenue generating transactions. Also, disclose the primary factors considered by management in determining that the Kinergy revenues should be recorded gross in the financial statements.
State herein how management has determined that the Registrant is the primary obligor in the Kinergy transactions. In this regard, please disclose whether the Registrant, and not its suppliers, is responsible for customer claims resulting from errors in specifications, product quality, delivery, returns/refund issues.

	As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.
      You may contact Al Pavot at (202) 551-3738 or Nili Shah at
(202)
551-3258 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at
(202) 551-3713 or me at (202) 551-3767 with any other questions.

Sincerely,



Jennifer Hardy
Branch Chief


cc:	Larry A. Cerutti, Esq.
	Rutan & Tucker, LLP
	611 Anton Boulevard, 14th floor
	Costa Mesa, California 92626
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Neil Koehler
Pacific Ethanol, Inc.
November 10, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE